EASY ENERGY - 49 HA'AROSHET ST, P.O. BOX 6409, KARMIEL 20100, ISRAEL
                      TEL: 972-49888314, FAX: 972-49983573

                                                                December 6, 2007

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Jay Mumford

Re: Easy Energy, Inc.
    Registration Statement on Form SB-2
    Filed December 5, 2007
    File No. 333-146895

Dear Mr. Mumford,

     We are herewith filing with the Securities and Exchange Commission (the "Commission") an amended Registration Statement on Form SB-2/A (the "Amended Registration Statement") in response to the Commission's comment letter, dated December 5, 2007 (the "Comment Letter"), with reference to the Company's Registration Statement on Form SB-2 (the "Registration Statement") filed with the Commission on October 24, 2007.

     In addition to the Amendment, the Company supplementally responds to the Commission's comments as follows:

     1. RESPONSE: The Amended Registration Statement has been revised in accordance with the Commission's comment.

     The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement on Form SB-2 as requested by the Commission.

     Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

                                     Very truly yours,

                                     Easy Energy Inc.


                                     /s/ Guy Ofir
                                     ----------------------------------
                                     Guy Ofir - President & Director